Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Election of Directors

TORONTO - April 25, 2013 - Sears Canada Inc. (TSX: SCC) announced today that the nominees listed in the management proxy circular dated March 14, 2013 were elected as directors of Sears Canada. The detailed results of the vote for the election of directors held at its Annual Meeting of Shareholders earlier today are set out below.

Election of Directors

On a vote by ballot taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sears Canada Inc. for the ensuing year or until their successors are duly elected or appointed.

Nominees	Number of Common Shares Voted FOR	Percent of Total Votes Cast	Number of Common Shares WITHHELD	Percent of Total Votes Cast
E. J. Bird	94,334,934	98.19%	1,735,736	1.81%
William C. Crowley	94,152,003	98.00%	1,918,696	2.00%
William R. Harker	94,154,013	98.00%	1,916,689	2.00%
R. Raja Khanna	95,995,875	99.92%	74,824	0.08%
James McBurney	96,000,832	99.93%	70,055	0.07%
Calvin McDonald	94,342,024	98.20%	1,728,863	1.80%
Deborah E. Rosati	96,004,850	99.93%	66,037	0.07%
Donald C. Ross	94,157,253	98.01%	1,913,634	1.99%

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 261 hometown dealer stores, 9 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.